

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

June 18, 2009

Ms. Patricia M. Bedient
Weyerhaeuser Company
Federal Way, Washington 98063-97777

> **RE: Weyerhaeuser Company**
> **Form 10-K for the fiscal year ended December 31, 2008 Filed**
> **February 26, 2009**
> **Definitive Proxy Statement Filed March 10, 2009**
> **File # 1-4825**

Dear Ms. Bedient:

We have reviewed your letter dated May 28, 2009 and have the following comments.

Definitive Proxy Statement Filed March 10, 2009

Compensation Discussion & Analysis, page 14
Determination of Compensation, page 15
Performance Management, page 15

1. We note your response to comment five in our letter dated April 6, 2009. We continue to believe that investors will benefit from enhanced disclosure that captures the correlation between performance, as guided by the Performance Management Process, and the payouts awarded to each of your named executive officers in 2008. For each named executive officer please tell us the specific factors that the compensation committee considered in deriving the payouts awarded for each component of compensation and provide critical analysis and insight into why the compensation committee determined that the levels of compensation were appropriate in light of the factors considered.

Long-Term Incentive Compensation, page 21
Stock Options and Stock Appreciate Rights, page 22

2. Notwithstanding your statement in your response to comment nine in our letter dated April 6, 2009 that the "grant awarded to Mr. Neeser in April 2008 was not a compensation grant," we view the equity grant as compensation for purposes of your disclosure obligations under Item 402 of Regulation S-K and would accordingly expect to see appropriate disclosure in the CD&A addressing the payout. Please advise.

                              *   *   *   *

    Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

    Please contact Dieter King, staff attorney, at (202) 551-3338 or me at (202) 551-3397 with any questions.

                              Sincerely,

                              Jay Ingram
                              Legal Branch Chief